UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 17 to Schedule 13D on Schedule 13G)*

CITIZENS, INC.

(Name of Issuer)

Class A Common Stock, no par value

(Title of Class of Securities)

174740 10 0

 (CUSIP Number)

December 31, 2013

(Date of Event Which Requires Filing of This Statement)

Check the appropriate box to designate the Rule pursuant to which this Schedule is field:

☐

Rule 13d-1(b)

☑

Rule 13d-1(c)

☐

Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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	SCHEDULE 13G	Page 2 of 9 Pages

1	NAME OF REPORTING PERSONS Galindo, Arias & Lopez S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS N/A
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☑
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Republic of Panama
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 5,102,248
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,102,248
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 10.4%
12	TYPE OF REPORTING PERSON* PN

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	SCHEDULE 13G	Page 3 of 9 Pages

1	NAME OF REPORTING PERSONS Gala Trust and Management Services, Inc., formerly known as Gala Management Services, Inc. S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS N/A
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☑
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Republic of Panama
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 3,344,007
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,344,007
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.8%
12	TYPE OF REPORTING PERSON* CO

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	SCHEDULE 13G	Page 4 of 9 Pages

1	NAME OF REPORTING PERSONS GAMASE Insureds Trust S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS N/A
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☑
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Republic of Panama
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 3,070,175
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,070,175
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.3%
12	TYPE OF REPORTING PERSON* OO

Cusip No. 174740 10 0
	SCHEDULE 13G	Page 5 of 9 Pages

This Amendment (“Amendment No. 17”) is being jointly filed by each of the following persons pursuant to Rule 13d-1(k) of the Securities and Exchange Commission (the “Commission”) pursuant to Section 13 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”): (1) Galindo, Arias & Lopez, a partnership organized under the laws of the Republic of Panama (“GA&L”), (2) Gala Trust and Management Services, Inc., a corporation organized under the laws of the Republic of Panama (“Gala Trust”), and (3) GAMASE Insureds Trust, a trust established under the laws of the Republic of Panama (“GAMASE Insureds Trust”, together with GA&L and Gala Trust, collectively, the “Reporting Persons” and each, a “Reporting Person”).

This Amendment No. 17 amends the Schedule 13D originally filed by the Reporting Persons with the Commission on October 11, 2005 (the “Original Schedule 13D”), Amendment No. 1 to the Original Schedule 13D originally filed by the Reporting Persons with the Commission on February 24, 2006 (“Amendment No. 1”), Amendment No. 2 to the Original Schedule 13D originally filed by the Reporting Persons with the Commission on May 4, 2006 (“Amendment No. 2”), Amendment No. 3 to the Original Schedule 13D originally filed by the Reporting Persons with the Commission on September 1, 2006 (“Amendment No. 3”), Amendment No. 4 to the Original Schedule 13D originally filed by the Reporting Persons with the Commission on December 13, 2006 (“Amendment No. 4”), Amendment No. 5 to the Original Schedule 13D originally filed by the Reporting Persons with the Commission on March 20, 2007 (“Amendment No. 5”), Amendment No. 6 to the Original Schedule 13D originally filed by the Reporting Persons with the Commission on June 14, 2007 (“Amendment No. 6”), Amendment No. 7 to the Original Schedule 13D originally filed by the Reporting Persons with the Commission on August 23, 2007 (“Amendment No. 7”), Amendment No. 8 to the Original Schedule 13D originally filed by the Reporting Persons with the Commission on November 13, 2007 (“Amendment No. 8”), Amendment No. 9 to the Original Schedule 13D originally filed by the Reporting Persons with the Commission on March 5, 2008 (“Amendment No. 9”), Amendment No. 10 to the Original Schedule 13D originally filed by the Reporting Persons with the Commission on June 2, 2008 (“Amendment No. 10”), Amendment No. 11 to the Original Schedule 13D originally filed by the Reporting Persons with the Commission on December 24, 2008 (“Amendment No. 11”), Amendment No. 12 on Schedule 13G to the Original Schedule 13D originally filed by the Reporting Persons with the Commission on January 20, 2009 (“Amendment No. 12”), Amendment No. 13 on Schedule 13G to the Original Schedule 13D originally filed by the Reporting Persons with the Commission on January 20, 2010 (“Amendment No. 13”), Amendment No. 14 on Schedule 13G to the Original Schedule 13D originally filed by the Reporting Persons with the Commission on February 7, 2011 (“Amendment No. 14”), Amendment No. 15 on Schedule 13G to the Original Schedule 13D originally filed by the Reporting Persons with the Commission on January 26, 2012 (“Amendment No. 15”) and Amendment No. 16 on Schedule 13G to the Original Schedule 13D originally filed by the Reporting Persons with the Commission on January 24, 2013 (“Amendment No. 16”). The Original Schedule 13D, Amendment No. 1, Amendment No. 2, Amendment No. 3, Amendment No. 4, Amendment No. 5, Amendment No. 6, Amendment No. 7, Amendment No. 8, Amendment No. 9, Amendment No. 10, Amendment No. 11, Amendment No. 12, Amendment No. 13, Amendment No. 14, Amendment No. 15 and Amendment No. 16 are collectively referred to as the “Schedule 13G.”

All terms used but not defined in this Amendment No. 17 are as defined in the Schedule 13G. The summary descriptions (if any) contained herein of certain agreements and documents are qualified in their entirety by reference to the complete text of such agreements and documents filed as Exhibits hereto or incorporated herein by reference.

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	SCHEDULE 13G	Page 6 of 9 Pages

ATTACHMENT

Item 1(a).

Name of Issuer

Citizens, Inc. (“Issuer”)

Item 1(b).

Address of Issuer’s Principal Executive Offices

400 East Anderson Lane, Austin, Texas 78752

Item 2(a)

and 2(b).

Name of Person Filing and Address of Principal Business Office or, if none, Residence

This Amendment No. 17 to Schedule 13G is being jointly filed by each of the following persons pursuant to Rule 13d-1(k) of the Securities and Exchange Commission (the “Commission”) pursuant to Section 13 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”): (1) Galindo, Arias & Lopez, a partnership organized under the laws of the Republic of Panama (“GA&L”), (2) Gala Trust and Management Services, Inc., a corporation organized under the laws of the Republic of Panama (“Gala Trust”), and (3) GAMASE Insureds Trust, a trust established under the laws of the Republic of Panama (“GAMASE Insureds Trust”, together with GA&L and Gala Trust, collectively, the “Reporting Persons” and each, a “Reporting Person”), each with a principal business office address of  c/o Gala Trust and Management Services, Inc., Scotia Plaza, 9th Floor, Federico Boyd Avenue 18 and 51 Street, Panama 5, Republic of Panama, Attention: Tomas Herrera.

Item 2(c).

Citizenship

(i)

Galindo, Arias & Lopez, a partnership organized under the laws of the Republic of Panama

(ii)

Gala Trust and Management Services, Inc., a corporation organized under the laws of the Republic of Panama

(iii)

GAMASE Insureds Trust, a trust established under the laws of the Republic of Panama

Item 2(d).

Title of Class of Securities

Class A Common Stock, no par value

Item 2(e).

CUSIP No.

174740 10 0

Item 3.

If This Statement is Filed Pursuant to Rules 13d-1(b), or 13d-2(b), Check Whether the Person Filing Is a:

Not Applicable

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	SCHEDULE 13G	Page 7 of 9 Pages

Item 4.

Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

The Reporting Persons may be deemed to be a group as defined in Rule 13d-5(b) under the Exchange Act and, as such a group, may be deemed to beneficially own an aggregate of 5,102,248 shares of the Common Stock, which constitute approximately 10.4% of the outstanding shares of the Common Stock, based on 49,080,114 shares of the Common Stock outstanding as of November 4, 2013 according to the Company’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2013, filed with the Commission on November 6, 2013, on which are based all of the percentages of outstanding shares of Common Stock set forth herein. The foregoing and all other amounts of beneficial ownership set forth herein are calculated pursuant to Rule 13d-3 under the Exchange Act (“Rule 13d-3”).

GAMASE Insured Trust holds 3,070,175 shares of the Common Stock (constituting approximately 6.3% of the outstanding Common Stock) and may be deemed to beneficially own such shares pursuant to Rule 13d-3.

Gala Trust is the sole trustee of GAMASE Insureds Trust and GAMASE Agents Trust, a trust established under the laws of the Republic of Panama (“GAMASE Agents Trust”) which holds 273,832 shares of the Common Stock (constituting approximately 0.6% of the outstanding Common Stock) and may be deemed to beneficially own such shares pursuant to Rule 13d-3, and therefore may be deemed to beneficially own 3,344,007 shares of the Common Stock (constituting approximately 6.8% of the outstanding Common Stock) pursuant to Rule 13d-3.

Regal is the sole trustee of CICA Associates Trust, a trust established under the laws of the British Virgin Islands (“Regal Associates Trust”) which holds 266,636 shares of the Common Stock (constituting approximately 0.5% of the outstanding Common Stock) and sole trustee of CICA Policyholders Trust, a trust established under the laws of the British Virgin Islands (“Regal Policyholders Trust”) which holds 1,491,605 shares of the Common Stock (constituting approximately 3.0% of the outstanding Common Stock) and may be deemed to beneficially own all such shares pursuant to Rule 13d-3, and therefore may be deemed to beneficially own 1,758,241 shares of the Common Stock (constituting approximately 3.6% of the outstanding Common Stock) pursuant to Rule 13d-3.

GA&L owns a 100% interest in each of Gala Trust and Regal, and therefore may be deemed to beneficially own 5,102,248 shares (constituting approximately 10.4% of the outstanding Common Stock) pursuant to Rule 13d-3.

Galindo, Arias & Lopez:

(a)

Amount Beneficially Owned: 5,102,248 shares of Class A Common Stock.

(b)

Percent of Class:

10.4% on the Date of Event Which Requires Filing of this Statement.

(c)

Number of shares as to which such person has:

(i)

Sole power to vote or to direct the vote

0

(ii)

Shared power to vote or to direct the vote

0

(iii)

Sole power to dispose or to direct the disposition of

0

(iv)

Shared power to dispose or to direct the disposition of

5,102,248 shares

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	SCHEDULE 13G	Page 8 of 9 Pages

Gala Trust and Management Services, Inc.:

(a)

Amount Beneficially Owned: 3,344,007 shares of Class A Common Stock.

(b)

Percent of Class: 6.8% on the Date of Event Which Requires Filing of this Statement.

(c)

Number of shares as to which such person has:

(i)

Sole power to vote or to direct the vote

0

(ii)

Shared power to vote or to direct the vote

0

(iii)

Sole power to dispose or to direct the disposition of

0

(iv)

Shared power to dispose or to direct the disposition of

3,344,007 shares

GAMASE Insureds Trust:

(a)

Amount Beneficially Owned: 3,070,175 shares of Class A Common Stock.

(b)

Percent of Class: 6.3% on the Date of Event Which Requires Filing of this Statement.

(c)

Number of shares as to which such person has:

(i)

Sole power to vote or to direct the vote

0

(ii)

Shared power to vote or to direct the vote

0

(v)

Sole power to dispose or to direct the disposition of

0

(vi)

Shared power to dispose or to direct the disposition of

3,070,175 shares

Item 5.

Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [  ]

Item 6.

Ownership of More Than Five Percent on Behalf of Another Person

Other than as set forth herein, no other person has the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of, in excess of 5% of the total outstanding Common Stock.

Item 7.

Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company

Reference is made and incorporated herein to Item 4 above.

Item 8.

Identification and Classification of Members of the Group

Reference is made and incorporated herein to Item 4 above.

Item 9.

Notice of Dissolution of Group

Not Applicable.

Item 10.

Certifications

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

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	SCHEDULE 13G	Page 9 of 9 Pages

SIGNATURE

After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date:

January 23, 2014

GALINDO, ARIAS & LOPEZ

By:	/s/ Tomas Herrera
Name: Tomas Herrera
Title: Partner

GALA TRUST AND MANAGEMENT SERVICES, INC.

By:	/s/ Tomas Herrera
Name: Tomas Herrera
Title: Attorney-in-fact

GAMASE INSUREDS TRUST

By:	/s/ Tomas Herrera
Name: Tomas Herrera
Title: Attorney-in-fact

POWER OF ATTORNEY

The undersigned director and/or officer of Gala Trust and Management Services, Inc. (the “Company”), does hereby constitute and appoint Tomas Herrera as the undersigned’s true and lawful attorney-in-fact and agent to do any and all things in the undersigned’s name and behalf in the undersigned’s capacity as a director and/or officer of the Company, and to execute any and all instruments for the undersigned and in the undersigned’s name and capacity as a director and/or officer that such person or persons may deem necessary or advisable to enable the Company to comply with the United States Securities Exchange Act of 1934, as amended, including specifically, but not limited to, power and authority to sign for the undersigned in the capacity as a director and/or officer of the Company any and all filings with the Securities and Exchange Commission and any and all amendments thereto, including post-effective amendments, and the undersigned does hereby ratify and confirm all that such person or persons shall do or cause to be done by virtue hereof.

/s/ Alfonso Arias
(Signature)

Printed Name: ALFONSO ARIAS

Dated and effective as of January 23, 2014

POWER OF ATTORNEY

The undersigned director and/or officer of GAMASE Insureds Trust (the “Company”), does hereby constitute and appoint Tomas Herrera as the undersigned’s true and lawful attorney-in-fact and agent to do any and all things in the undersigned’s name and behalf in the undersigned’s capacity as a director and/or officer of the Company, and to execute any and all instruments for the undersigned and in the undersigned’s name and capacity as a director and/or officer that such person or persons may deem necessary or advisable to enable the Company to comply with the United States Securities Exchange Act of 1934, as amended, including specifically, but not limited to, power and authority to sign for the undersigned in the capacity as a director and/or officer of the Company any and all filings with the Securities and Exchange Commission and any and all amendments thereto, including post-effective amendments, and the undersigned does hereby ratify and confirm all that such person or persons shall do or cause to be done by virtue hereof.

/s/ Alfonso Arias
(Signature)

Printed Name: ALFONSO ARIAS

Dated and effective as of January 23, 2014